AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 1998
                        SECURITIES ACT FILE NO. 333-19479
                    INVESTMENT COMPANY ACT FILE NO. 811-07203
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                 AMENDMENT NO. 1

                   MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                                (NAME OF ISSUER)
                   MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   59020H 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                  ARTHUR ZEIKEL
                   MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                   COPIES TO:

THOMAS R. SMITH, JR., ESQ.                     PATRICK D. SWEENEY, ESQ.
BROWN & WOOD LLP                               MERRILL LYNCH ASSET MANAGEMENT
ONE WORLD TRADE CENTER                         P.O. BOX 9011
NEW YORK, NEW YORK  10048-0557                 PRINCETON, NEW JERSEY  08543-9011

                                 APRIL 21, 1998
                       (DATE TENDER OFFER FIRST PUBLISHED
                       SENT OR GIVEN TO SECURITY HOLDERS)

         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 2,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on April 21, 1998 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

         The Offer terminated at 12:00 midnight, New York time, on May 18, 1998 (the "Expiration Date"). Pursuant to the Offer, 124,330.242 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.88 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $1,352,713.032.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.



May 26, 1998                      By  /s/ Terry K. Glenn
                                      -------------------
                                       (Terry K.Glenn, Executive Vice President)